UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The PepsiCo Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

THE PEPSICO SAVINGS PLAN
December 31, 2019 and 2018
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2019 and 2018	2

Statement of Changes in Net Assets Available for Benefits for the year ended
December 31, 2019	3

Notes to Financial Statements	4 - 10

Supplemental Schedules:

Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year	11
ended December 31, 2019

Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of
December 31, 2019	12

Signature	13

Index to Exhibit	14

Report of Independent Registered Public Accounting Firm
To the Plan Administrator and plan participants of
The PepsiCo Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of The PepsiCo Savings Plan (the Plan) as of December 31, 2019 and 2018, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019, and the related notes (collectively, the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental Schedule H, line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2019 and supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ KPMG LLP
We have served as the Plan's auditor since 2000.
New York, New York
June 15, 2020

THE PEPSICO SAVINGS PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2019 and 2018
(dollars in thousands)

	2019	2018
Assets
Investments:
Plan interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust	$11,015,602	$9,135,229
Receivables:
Participant contributions	—	3,751
Employer contributions	10,823	8,356
Notes receivable from participants	266,247	253,376
Total receivables	277,070	265,483
Liabilities
Participant contribution payable	198	171
Net Assets Available for Benefits	$11,292,474	$9,400,541
See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2019
(dollars in thousands)

Additions to net assets attributed to:
Gain:
Investment gain from the PepsiCo, Inc. Defined Contribution Plans Master Trust	$2,056,092
Interest income on notes receivable from participants	17,573
Total gain	2,073,665
Contributions:
Participants	499,313
Rollovers	89,861
Employer	198,542
Total contributions	787,716
Total additions	2,861,381
Deductions from net assets attributed to:
Benefits paid to participants	963,662
Dividends paid to participants	3,910
Administrative expenses	1,876
Total deductions	969,448
Net Increase in Net Assets	1,891,933
Net Assets Available for Benefits at Beginning of Year	9,400,541
Net Assets Available for Benefits at End of Year	$11,292,474

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

Note 1 – Description of the Plan
The following brief description of The PepsiCo Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
In general, the Plan provides a program under which eligible salaried and hourly employees (eligible employees) of PepsiCo, Inc. and certain of its subsidiaries (the Company) may accumulate funds for long-term retirement savings. All eligible employees who are paid in U.S. dollars from a U.S. payroll and classified as full time, and certain other employees as defined in the Plan document, are immediately eligible on their first day of service. Part-time eligible employees who are paid in U.S. dollars from a U.S. payroll who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees, as defined in the Plan document, are not eligible to participate in the Plan.
The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund. The Plan also has a Roth 401(k) feature. The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan is subject to the provisions of ERISA.
Administration
The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan's investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee (the Plan Administrator). The trustee for the Plan is Fidelity Management Trust Company (the Trustee), and the recordkeeper for the Plan is Fidelity Workplace Services LLC.
Contributions
Each year, participants are allowed to contribute up to 50% of their earnings, in whole percentage increments, up to a maximum pre-tax amount under the Code ($19,000 for 2019). Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.
Participants who are expected to reach or are over the age of 50 during a Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Code, the maximum allowable catch-up contribution was $6,000 for 2019.
Participants may elect to have their contributions invested in one or more investment options. In general, participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the stable value fund to the self-directed brokerage account; such transfers must be invested into another investment option for a 90-day waiting period. Initial transfers from other investment options to the self-directed brokerage account must be at least $1,000.
Salaried employees who are actively accruing benefits, or in a waiting period to actively accrue benefits, under a Company-sponsored defined benefit pension plan are not eligible for Company matching contributions or Automatic Retirement Contributions (ARC). In general, for other eligible employees, the Company matches 50% of employee contributions up to a limit ranging from 4% to 8% of eligible pay based on years of service, which is invested in accordance with employee elections. Eligible union employees may receive different Company matching and other Company contribution amounts. ARC is calculated as a

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

maximum of 9% of eligible pay based on age and years of service. ARC is invested in accordance with the employee's investment elections; however, ARC may not be invested in the self-directed brokerage option or the PepsiCo Common Stock Fund.
The Plan has an automatic enrollment program for full-time and part-time hires. Under the program, eligible employees automatically make pre-tax contributions in the amount of 4% to 6% of earnings. Employees that are automatically enrolled have their contribution invested in a target date fund, based on a target date closest to the employee's 65th birthday. An employee may elect out of the automatic enrollment program at any time, as well as make changes to (or maintain) the level of contributions and may re-direct how those contributions are invested.
Participant Accounts
Each participant account is credited with participant contributions, allocations of Company contributions (if applicable), investment earnings/losses and expenses. Investment earnings/losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on the participant's investment elections.
Vesting
Participants are immediately vested in their own contributions and associated investment earnings/losses. In general, participants are fully vested in the Company's contributions and associated investment earnings/losses after three years of service. The Company uses any forfeited non-vested amounts to reduce Company contributions or to pay plan administrative expenses. The forfeited non-vested amounts used to reduce Company contributions were $11.7 million in 2019. At December 31, 2019 and 2018, remaining unused forfeited non-vested accounts totaled $1.1 million and $1.0 million, respectively.
Notes Receivable from Participants
In general, participants who have a vested balance of $2,000 or more in the Plan may borrow from the total of their investment accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50% of their vested balance. A participant may have two outstanding loans at a time only if one of them is a principal residence loan. Loan terms range from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence. The loans are secured by the balance in the participant's account. Loans issued before January 1, 2013 bear a fixed rate of interest at the prime lending rate plus 1% at the time the loans are issued. Loans issued on or after January 1, 2013 bear a fixed rate of interest at the prime lending rate plus 2% at the time the loans are issued. Loan repayments are made directly through payroll deductions and are applied first to interest and then to principal according to a payment schedule. There were 38,900 loans outstanding at December 31, 2019 with interest rates ranging from 3.3% to 10.5% with maturities through 2035. There were 37,030 loans outstanding at December 31, 2018 with interest rates ranging from 3.3% to 10.5% with maturities through 2034.
Benefits Paid to Participants
In general, participants may elect to receive a distribution upon hardship, termination, disability, retirement or after the age of 59 1/2; however, loans and hardship withdrawals may not be taken from ARC or, effective January 1, 2018, Company matching balances. Hardship distributions are allowed for purchasing a primary residence or financing the higher education of the participant, the participant's spouse or dependent, as well as paying unreimbursed medical bills or alleviating certain other financial hardships. Upon termination, disability or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated or default beneficiary or to his or her estate. Under certain circumstances, participants may also elect to take

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

in-service distributions of any after-tax contributions, rollover contributions and vested matching contributions.
If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions and investment earnings/losses. Participants can elect to receive benefit payments in a lump sum or annual installments for a period no longer than the participant's life expectancy. However, vested account balances of $5,000 or less must be distributed in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required time frame, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Government Cash Reserves Fund. If a distribution election is not made within the required time frame for an account balance of $1,000 or less, the account will be distributed automatically.
Termination
Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Code. In the event that the Plan is terminated, participants would become 100% vested in any Company contributions and the Plan Administrator can direct that all accounts be distributed to the participants or continued in trust for his or her benefit.
Note 2 – Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
Investment Valuation and Income Recognition
The Plan retains a 100% interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust (PepsiCo Master Trust), which holds investments in various securities, commingled trust funds and a stable value fund. These investments are recorded at fair value, except for the fully benefit-responsive investment contracts within the stable value fund. Within the stable value fund, the collective investment trust is recorded at fair value, while the synthetic investment contracts are recorded at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
Purchases and sales of securities are recognized on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable from participants are deemed delinquent as of the end of the calendar quarter following the calendar quarter in which the loan repayment is due and unpaid. Delinquent notes receivable from participants are recorded as benefits paid to participants.
Payment of Benefits
The Plan accounts for benefits when paid.
Recent Accounting Pronouncements
In 2017, the Financial Accounting Standards Board (FASB) issued accounting guidance that relates primarily to the reporting by an employee benefit plan for its interest in a master trust. The provisions of this new

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

guidance were effective as of the beginning of the 2019 Plan year, with early adoption permissible. Provisions include reporting a plan's interest in a master trust and the change in value of that interest as separate line items in the Plan's financial statements. The Plan adopted the provisions of this guidance retrospectively in 2018, which did not have a material impact on the Plan's financial statements and disclosures.

In 2018, the FASB issued accounting guidance that relates primarily to fair value disclosure requirements. The provisions of this new guidance were effective as of the beginning of the 2020 Plan year, with early adoption permissible. Provisions include eliminating disclosures regarding amount and reasons for transfers between Level 1 and Level 2 of the fair value framework and adding certain disclosures for recurring Level 3 fair value measurements. The Plan adopted the provisions of this guidance retrospectively in 2018, which had no impact on the Plan's financial statements and disclosures.
Note 3 – PepsiCo Master Trust
Plan Interest
The Plan is the only investor in the PepsiCo Master Trust. The Plan's interest in the net assets of the PepsiCo Master Trust was 100% at December 31, 2019 and 2018.
The PepsiCo Master Trust net assets are detailed below by asset category.

	December 31, 2019	December 31, 2018
	(in thousands)
Investments, at fair value:
Cash and cash equivalents	$111,182	$125,172
PepsiCo common stock	1,684,802	1,452,916
Mutual funds	7,044	5,658
Fixed income securities	307,053	276,975
Commingled trust funds	7,568,939	6,036,139
Self-directed brokerage	510,028	429,495
	10,189,048	8,326,355
Investments at contract value: fully benefit-responsive synthetic investment contracts	806,320	793,925
Interest and dividends receivable	8,540	10,073
Other receivables	27,094	25,288
Other liabilities	(15,400)	(20,412)
Net assets	$11,015,602	$9,135,229

	Year ended December 31, 2019
	(in thousands)
Investment gain:
Net appreciation in value of investments*	$1,994,279
Interest and dividends	61,813
Net investment gain	$2,056,092
* Includes net appreciation of investments at contract value

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

Stable Value Fund
The PepsiCo Master Trust holds investments in a stable value fund, which consists of bond portfolios wrapped in fully benefit-responsive synthetic investment contracts. The majority of the portfolios are made up of government, corporate, mortgage-backed and asset-backed securities. The fully benefit-responsive investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments.
The synthetic investment contracts are issued by five investment grade financial institutions and intend to preserve the value of the fund's investments by mitigating fluctuations in the market value of the associated bond portfolios. These synthetic investment contracts are benefit-responsive in that they allow for participant withdrawals at contract value. Contract value represents contributions made under the contract plus earnings, less participant withdrawals and administrative expenses. The contract value of these investments was $806.3 million as of December 31, 2019 and $793.9 million as of December 31, 2018.
The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis.
Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. Consistent with industry practice, a contract provider can terminate its contract with, on average, 30 days' notice, provided a for-cause termination event has not occurred. The Plan's contractual right for a wind-down period allows the contract to remain in force, including maintaining benefit-responsive payments to participants, for a period required to converge the market and book values of the contract, which is expected to be, on average, two to three years.
Note 4 – Fair Value Measurements
The guidance on fair value measurements defines fair value, establishes a framework for measuring fair value and identifies required disclosures related to fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

PepsiCo Master Trust assets measured at fair value as of December 31, 2019 and 2018 are categorized consistently by Level 1 (Quoted Prices in Active Markets for Identical Assets) and Level 2 (Significant Other Observable Inputs) in both years, with no assets categorized as Level 3 (Significant Unobservable Inputs) and are as follows:

	Fair Value Hierarchy Levels	2019	2018
		(in thousands)
Assets
Cash and cash equivalents(a)	1	$111,182	$125,172
PepsiCo common stock(b)	1	1,684,802	1,452,916
Mutual funds(b)	1	7,044	5,658
Fixed income securities(c)	2	307,053	276,975
Commingled trust funds(d)	1	7,568,939	6,036,139
Self-directed brokerage(b,d,e)	1	510,028	429,495
Total assets at fair value		$10,189,048	$8,326,355

(a)	Restricted in use.

(b)	Based on quoted market prices in active markets.

(c)	Based primarily on yields currently available on comparable securities with similar credit ratings and a compilation of primary observable market information.

(d)	Based on the published price of the fund.

(e)	Includes cash and cash equivalents held in self-directed brokerage accounts.
For the years ended December 31, 2019, and 2018, there were no transfers between fair value levels.
Note 5 – Administrative Expenses
In general, the Company pays most of the usual and reasonable direct expenses of the Plan and the Plan Administrator. Any direct expenses not borne by the Company are paid by the Trustee out of the PepsiCo Master Trust. If applicable, expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants' investment balances and are reflected in the value of the participants' accounts. Any other indirect expenses, such as investment management fees, are reflected in the change in net asset value of the various funds.
Note 6 – Risks and Uncertainties
The Plan provides for investment options in various securities and funds that invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan's exposure to a concentration of credit risk is dependent upon the investments selected by participants. These risks and uncertainties could impact participants' account balances and the amounts reported in the financial statements. Approximately 15% of the Plan's net assets available for benefits were invested in common stock of the Company through the PepsiCo Master Trust at December 31, 2019 and December 31, 2018, respectively. The underlying value of the Company's stock is impacted by the performance of the Company, the market's evaluation of such performance and other factors.
Note 7 – Tax Status
The Plan's latest favorable determination letter, received from the Internal Revenue Service, is dated March 11, 2015. As such, the Plan Administrator believes the Plan is designed and currently being operated in compliance

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2019 and 2018

with the applicable requirements of the Code and, therefore, the Plan is qualified and the related master trust is tax exempt.
The 2018 and certain 2019 participant contributions, including loan repayments, transferred late to the Plan, listed on Schedule H, line 4a - Schedule of Delinquent Participant Contributions, have been fully corrected under the U.S. Department of Labor's Voluntary Fiduciary Correction Program (VFCP). In addition, certain additional 2019 and certain 2020 participant contributions, including loan repayments, were transferred late to the Plan and are pending correction under the VFCP.
The Plan is subject to routine audits by taxing jurisdictions; there is currently an IRS audit in progress for the PepsiCo 401(k) Plan for Hourly Employees, which was previously merged into the Plan, for the 2017 plan year. U.S. generally accepted accounting principles require the Plan's management to evaluate uncertain tax positions taken by the Plan. The Plan Administrator has concluded that as of December 31, 2019 and 2018, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
Note 8 – Related Party Transactions
Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of the Trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company's common stock in the PepsiCo Common Stock Fund. The fair value of the PepsiCo Master Trust investments in the Company's common stock was $1.7 billion and $1.5 billion at December 31, 2019 and 2018, respectively. There have been no known prohibited transactions with a party-in-interest.
Note 9 – Subsequent Events
The global economic uncertainty associated with the novel coronavirus (COVID-19) pandemic has resulted in significant volatility in global financial markets. This volatility has affected, and may continue to affect, the value of the Plan's net assets available for benefits. The effects of economic and market conditions subsequent to December 31, 2019 are not reflected in these financial statements and future effects on the Plan's net assets available for benefits cannot be predicted due to uncertainty regarding the duration and scope of the pandemic and other changing market conditions.
In March 2020, the Coronavirus Aid, Relief and Economic Security (CARES) Act was enacted and signed into law. The CARES Act includes various provisions that temporarily ease rules around distributions and loans in 2020 for eligible plan participants in reaction to the economic conditions during the COVID-19 pandemic. Certain design changes were made to the Plan as permitted pursuant to the CARES Act.
The Plan has evaluated other subsequent events through the date the financial statements were available to be issued. Refer to Note 7 for information regarding certain 2020 participant contributions and loan repayments.

THE PEPSICO SAVINGS PLAN
Supplemental Schedule H, line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2019
(dollars in thousands)

Year Ended	Participant Contributions Transferred Late to Plan, including Loan Repayments	Contributions Corrected in VFCP	Contributions Pending Correction in VFCP
2019	$14,039	$8,481	$5,558
2018	$3,278	$3,278	$0

See accompanying report of independent registered public accounting firm.

THE PEPSICO SAVINGS PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2019
(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
*Notes Receivable from Participants	Notes Receivable from Participants (38,900 loans outstanding with interest rates ranging from 3.3% to 10.5% with maturities through 2035)	$266,247

*Party-in-interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2020	THE PEPSICO SAVINGS PLAN

/s/ Duncan Micallef
Duncan Micallef
Chair, PepsiCo Administration Committee

THE PEPSICO SAVINGS PLAN
December 31, 2019 and 2018
Index to Exhibit

23.1	Consent of Independent Registered Public Accounting Firm